HAECO


SEC MAIL
RECEIVED
PROCESSING
MAY 1 8 2006
WASH, D.C.
190
SECTION

Our Ref.: CSA/CPA12/24

10th May 2006

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Fin
450 Fifth Street, N.W.
Washington, DC 20549
USA


06013550

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose for your record a copy of the Company's press announcement published today in The Standard.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

PROCESSED
MAY 2 3 2006
THOMSON
FINANCIAL

Lorence Wong
Deputy Company Secretary

Encl.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\AGM\ltr_US SEC

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE


HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

Annual General Meeting held on 9th May 2006 – Poll Results

Following are the poll results in respect of the resolutions proposed at the Annual General Meeting of Hong Kong Aircraft Engineering Company Limited held on 9th May 2006 ("the AGM"):

Resolutions		No. of Votes (%)	
		For	Against
1.	To declare a final dividend.	132,166,049 (100%)	0 (0%)
2. (a)	To re-elect CHAN Ping Kit as a Director.	132,166,049 (100%)	0 (0%)
(b)	To re-elect Davy HO Cho Ying as a Director.	132,166,049 (100%)	0 (0%)
(c)	To re-elect Antony Nigel TYLER as a Director.	132,166,049 (100%)	0 (0%)
(d)	To re-elect Lincoln LEONG Kwok Kuen as a Director.	132,166,049 (100%)	0 (0%)
(e)	To elect John Robert GIBSON as a Director.	132,166,049 (100%)	0 (0%)
3.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.	132,166,049 (100%)	0 (0%)
4.	To grant a general mandate for share repurchase.	132,166,049 (100%)	0 (0%)
5.	To grant a general mandate to the Directors to issue and dispose of additional shares in the Company.	113,252,926 (85.86%)	18,658,423 (14.14%)

As more than 50% of the votes were cast in favour of each resolution, all the resolutions were passed as ordinary resolutions.

Notes

(1) The total number of shares entitling the holder to attend and vote for or against all of the resolutions at the AGM: 166,324,850 shares. Every member present in person or by proxy has one vote for every share of which he is the holder. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

(2) The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM was nil.

(3) Computershare Hong Kong Investor Services Limited, Registrars of the Company, acted as scrutineer for the vote-taking at the AGM.

(4) The Directors of the Company as at the date of this announcement are:
Executive Directors: P.K. Chan, J.C.G. Bremridge, J.R. Gibson, M. Hayman;
Non-Executive Directors: D.M. Turnbull (Chairman), D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler;
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach and L.K.K. Leong.

For and on behalf of

Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 9th May 2006


SWIRE


HAECO

Our Ref.: CSA/CPA12/24

11th May 2006

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 18 2006
WASH, D.C. 190 SECTION

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose for your record a copy of the Company's press announcement published today in The Standard.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED



Lorence Wong
Deputy Company Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\24\ltr_2006

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department
35th Floor, Two Pacific Place, 88 Queensway, Hong Kong
Tel: (852) 2840 8879 Fax: (852) 2845 5445 G.P.O. Box 1 Hong Kong

SWIRE


HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

Appointment of Directors

The Board of Directors (the "Board") of Hong Kong Aircraft Engineering Company Limited ("the Company") announces the appointments of Mr. Mohan Joseph Ashokumar SATHIANATHAN as Director Commercial, and Mr. Albert LAM Kwong Yu, SBS and Mr. David TONG Chi Leung as Independent Non-Executive Directors of the Company with effect from 10th May 2006.

Mr. Sathianathan, aged 58, first joined the Company in 1987 and resigned in 1989. He rejoined the Company in 1992, was appointed General Manager in August 1998 and was Executive General Manager Commercial with responsibility for material management and commercial functions prior to his appointment as Director Commercial. He is also a director of Taikoo (Xiamen) Aircraft Engineering Company Limited.

Mr. Lam, aged 62, specialises in air transportation and civil aviation management. He had more than 41 years of service with the Government of the Hong Kong Special Administrative Region and had been Director-General of Civil Aviation since October 1998 until his retirement in April 2004. He had served as a member of the Hong Kong Basic Law Consultative Committee, Chairman of the Hong Kong Aviation Advisory Board and member of the Hong Kong Airport Authority Board. He is a recipient of a Silver Bauhinia Star Award as announced in the Hong Kong Special Administrative Region Honour List on 1st July 2004. He is a non-executive director of Lei Shing Hong Limited and an independent non-executive director of New World First Bus Services Limited. He was an independent non-executive director of China Resources Peoples Telephone Company Limited until its cancellation of listing on 29th March 2006.

Mr. Tong, aged 35, is a Chartered Engineer with working and management experience in several industrial operations in Hong Kong, Mainland China, Scotland and Texas. He had more than 10 years of experience in managing General Aviation companies, which are holders of Hong Kong Air Operator's Certificates. He is deputy chairman of Hong Kong Business Aviation Centre Limited, a non-executive director of Tai Ping Carpets International Limited and a director of Sir Elly Kadoorie & Sons Limited, as well as several other corporate boards in Hong Kong.

In accordance with the Articles of Association of the Company, Mr. Sathianathan, Mr. Lam and Mr. Tong will hold office until the annual general meeting to be held in 2007 and will then be eligible for election; thereafter they will retire at the third annual general meeting following their election by ordinary resolutions and will be eligible for re-election. Mr. Sathianathan is due to retire at the age of 60 under his employment contract with the Company which is subject to extension by mutual agreement. Each of Mr. Sathianathan, Mr. Lam and Mr. Tong has entered into a letter of appointment, which constitutes a service contract, with the Company for a term of one year until the annual general meeting to be held in 2007, which will be renewed for a term of three years upon each election/re-election.

The remuneration of senior managers employed by the Company is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Mr. Sathianathan's emoluments are determined in accordance with this policy. No part of his emoluments is covered by his service contract with the Company. He receives an annual salary which together with various allowances amounts to HK$2,035,000 and is eligible to receive performance related discretionary bonuses and other benefits in kind. Each of Mr. Lam and Mr. Tong is entitled to a Director's fee of HK$100,000 per annum which is covered by his service contract and is determined by the Board at the recommendation of the Remuneration Committee for serving as an Independent Non-Executive Director.

Mr. Sathianathan, Mr. Lam and Mr. Tong do not have any relationship with any director or senior management or substantial or controlling shareholder of the Company. Mr. Tong has a personal interest in 20,000 shares of the Company. Apart from this, Mr. Sathianathan, Mr. Lam and Mr. Tong do not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

Save as disclosed above, there is no other information relating to Mr. Sathianathan, Mr. Lam and Mr. Tong to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Directors of the Company as at the date of this announcement are:
Executive Directors: P.K. Chan, J.C.G. Bremridge, J.R. Gibson, M. Hayman, A. Sathianathan;
Non-Executive Directors: D.M. Turnbull (Chairman), D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler; and
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong.

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 10th May 2006


SWIRE